[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 29 2006
WASH, D.C.
190

SECURITIE

06050448

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2005 (MM/DD/YY) AND ENDING September 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Haywood Securities (U.S.A.) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 - 400 Burrard Street
(No. and Street)

Vancouver	BC	V6C 3A6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Dunlap (604) 697-7108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

700 West Georgia Street	Vancouver	BC	V7Y 1C7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 25 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Dunlap, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haywood Securities (U.S.A.) Inc., as of September 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

DANA H. PRINCE
SUITE 1810
1111 WEST GEORGIA STREET
VANCOUVER, B.C. V6E 4M3
Barrister & Solicitor

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Haywood Securities (U.S.A.) Inc.

STATEMENTS OF FINANCIAL CONDITION

(Expressed in U.S. Dollars)

As at September 30

	2006 $	2005 $
ASSETS		
Current		
Cash *[note 5]*	**2,404,578**	2,168,012
Accounts receivable	**379**	—
Prepaid expenses	**9,066**	—
Income taxes recoverable	**199,650**	—
Deposits and amounts receivable from brokers/dealers *[note 8]*	**168,626**	267,898
Marketable securities (at market)	**36,288**	—
	2,818,587	2,435,910
Due from Haywood Securities Inc., without interest or stated terms of repayment *[note 8]*	**944,212**	40,152
Long term investments (at market)	**60,782**	—
	3,823,581	2,476,062

Contingencies and commitments *[note 10]*

	2006 $	2005 $
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current		
Accounts payable and accrued liabilities	**165,060**	19,523
Due to customers	**16,291**	—
Income taxes payable	—	173,984
	181,351	193,507
Liabilities subordinated to claims of general creditors *[note 6]*	**100,000**	350,000
	281,351	543,507
Stockholder's equity		
Common stock *[note 7]*	**100**	100
Retained earnings	**3,542,130**	1,932,455
Total stockholder's equity	**3,542,230**	1,932,555
	3,823,581	2,476,062

See accompanying notes

On behalf of the Board:

Director

Director